POETICA COFFEE INC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Food Sales	407,075.20
Returns & Allowances	-5,488.90
Total Income	401,586.30
Cost of Goods Sold	
Food Purchases	164,729.75
Merchant Account Fees	12,315.39
Restaurant Supplies	21,269.72
Total COGS	198,314.86
Gross Profit	203,271.44
Expense	
Advertising and Promotion	2,616.51
Automobile Expenses	
Car Wash	93.36
Gas	593.57
Parking	45.25
Automobile Expenses - Other	100.00
Total Automobile Expenses	832.18
Bank Service Charges	627.53
Business Licenses and Permits	2,053.53
Computer and Internet Expenses	3,055.64
Dry Cleaners & Laundry	1,995.00
Dues and Subsciptions	212.94
Fines & Penalties	50.00
Garbage Removal	3,293.51
Gifts	93.76
Hiring Fees	366.23
Insurance Expense	
Workers comp	600.00
Insurance Expense - Other	4,421.68
Total Insurance Expense	5,021.68
Local Transportation	19.41
Office Expenses	2,869.62
Office Supplies	525.54
Outside Services	74,636.57
Postage & Delivery	132.66

POETICA COFFEE INC
Profit & Loss
January through December 2020

	Jan - Dec 20
Professional Fees	
Accountant	500.00
Professional Fees - Other	750.00
Total Professional Fees	1,250.00
Rent Expense	102,806.00
Repairs and Maintenance	2,638.83
Telephone Expense	1,507.18
Travel Expenses	1,077.81
Utilities	97.56
Total Expense	207,779.69
Net Ordinary Income	-4,508.25
Net Income	**-4,508.25**

POETICA COFFEE INC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Citi - 0688	264.75
Total Checking/Savings	264.75
Total Current Assets	264.75
TOTAL ASSETS	**264.75**
LIABILITIES & EQUITY	
Equity	
Capital Stock	850.00
Dividends Paid	3,923.00
Net Income	-4,508.25
Total Equity	264.75
TOTAL LIABILITIES & EQUITY	**264.75**

POETICA COFFEE INC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-4,508.25
Net cash provided by Operating Activities	-4,508.25
FINANCING ACTIVITIES	
Capital Stock	850.00
Dividends Paid	3,923.00
Net cash provided by Financing Activities	4,773.00
Net cash increase for period	264.75
Cash at end of period	**264.75**